

07003716

S
COMMISSION
20549

BB 3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Rd., Suite A
(No. and Street)

Greensburg, PA 15601-8757
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Peter Dochinez 724-468-5665~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkhouse, Ralph W.
(Name – *if individual, state last, first, middle name*)

P.O. Box 1018, Washington, PA 15301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Dochinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Alicia L. Walker, Notary Public
Salem Twp., Westmoreland County
My Commission Expires May 8, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTMONT FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Schedules

December 31, 2006

Ralph W. Burkhouse

Certified Public Accountant

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Independent Auditor's Report

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

I have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc., as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ralph W. Burkhouse

Washington, Pennsylvania
February 26, 2007

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2006

Assets

Assets:	
Cash	$ 41,588
Deposit with clearing organization	10,727
Commissions receivable	195,363
Other receivables	7,277
Investments, at market value	11,807
Prepaid insurance	9,583
Income tax credits	3,491
Fixed assets, net of accumulated depreciation	0
Total Assets	$279,836

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$173,873
Accounts payable	97
Payroll taxes payable	411
Accrued pension contribution	6,865
Total Liabilities	$181,246
Stockholders' Equity:	
Common stock, $.10 par value, 100,000 shares authorized and issued, of which 3,000 are held	10,000
Treasury stock, at cost	(25,119)
Additional paid-in capital	41,800
Retained earnings	71,909
Total Stockholders' Equity	98,590
Total Liabilities and Stockholders' Equity	$279,836

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Commissions and fees	$3,466,095
Fees charged to representative	155,578
Expense reimbursements	32,044
Investment income, net	7,551
Total Revenues	3,661,268
Expenses:	
Salaries and related benefits	218,446
Commissions	3,098,538
Professional fees	9,680
Regulatory fees	42,922
Telephone and utilities	11,769
Office supplies and expense	21,118
Postage	4,281
Software expense	5,901
Office rent and management fee	108,807
Insurance	111,939
Repairs and maintenance	2,631
Automobile expense	8,178
Advertising and promotion	5,170
Miscellaneous	3,011
Total Expenses	3,652,391
Net Income Before Provision for Income Taxes	8,877
Provision for income taxes	1,987
Net Income	$ 6,890

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Total
Beginning balance	$10,000	$(25,119)	$41,800	$65,019	$91,700
Net income	-	-	-	6,890	6,890
Ending Balance	$10,000	$(25,119)	$41,800	$71,909	$98,590

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.

Statement of Cash Flows

December 31, 2006

Cash flows from operating activities:	
Net income	$ 6,890
Adjustments to reconcile net income to net cash provided from operating activities:	
Gain on investments	(411)
Increase in deposit with clearing organization	(435)
Increase in commissions receivable	(79,480)
Increase in other receivables	(7,117)
Increase in prepaid insurance	(833)
Increase in income tax credits	(3,347)
Increase in commissions payable	73,330
Decrease in accounts payable	(101)
Increase in payroll taxes payable	92
Decrease in accrued pension contribution	(675)
	(12,087)
Cash flows from investing activities:	
Purchase of investments	(548)
Stock investment received for services rendered	(646)
	(1,194)
Net decrease in cash	(13,281)
Cash, beginning of year	54,869
Cash, end of year	$41,588

Supplemental Information:	
Income taxes paid during the year	$ 5,335

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Note to Financial Statements
December 31, 2006

1. Organization and Nature of Business
Trustmont Financial Group, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company does not clear its own transactions nor carry customer accounts. It is incorporated in the state of Pennsylvania.

2. Summary of Significant Accounting Policies
Commission income and the related commissions payable to sales representatives are recorded on the "trade date" basis. No allowance for doubtful accounts is considered necessary.

Fixed assets are stated at cost. Depreciation is recorded on the straight-line method over the estimated useful life of the asset.

Deferred income taxes on the temporary differences between financial and tax reporting have not been recorded in these financial statements due to the immaterial nature of these differences. Additional information on these amounts is disclosed in the note on income taxes.

Use of estimates and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
Investments are carried at their fair market value. The cost of these investments is $11,807. Management intends to hold onto these or similar investments to help maintain the required minimum net capital.

4. Fixed Assets
Fixed assets at December 31, 2006 consist of the following:

Office equipment	$3,791
Less accumulated depreciation	(3,791)
Net fixed assets	$ 0

5. Income Taxes
The deferred tax benefit on a capital loss carry forward of $2,064 has not been recorded in these financial statements. The provision for income taxes on the statement of income consists of current year taxes for Federal and state of $1,143 and $844, respectively.

6. Employee Pension Plans
The Company maintains a simplified employee pension plan (SEP) and SIMPLE plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of management in the SEP. The "Salaries and related benefits" account on the statement of income includes $8,649 in pension expense for the year, which includes 10% of eligible salaries in the SEP of $6,865 and a $1,784 matching contribution in the SIMPLE plan.

7. Commitment and Contingent Liabilities

The Company has an obligation under an operating lease for a copier with an initial non-cancelable term in excess of one year. The obligation under this lease is as follows:

Year	Amount
2007	$2,056
2008	$2,056
2009	$ 343
2010	-

8. Related Party Transaction

The Company shares office space with a sister company (Sisco) that has the same ownership as the Company. Sisco leases the office space from the lessor and the Company leases rental space, necessary personnel and management services from Sisco under a separate "management agreement". Under this agreement the Company pays Sisco a monthly fee of 15% of the previous months gross profit. Because a mutually beneficial business arrangement exists between the two companies, the payments may be revised up or down with the mutual consent of both parties. Payments under this agreement are classified as "office rent and management fee" in the statement of income and totaled $108,807 for the year ended December 31, 2006.

The majority stockholder of the Company became a limited stockholder in Camden Indemnity Limited, SPC (Camden). Camden is an offshore captive insurance company, under the Internal Revenue Code Section 831b, in the British Virgin Islands and provides the error and omissions insurance policy for the Company and its representative. A separate cell within Camden is maintained separately for the Company and that cell is owned entirely by the stockholder. Payments to Camden for the year totaled $110,000.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2006, the company had a net capital of $63,182. The Company's aggregate indebtedness to net capital ratio was 2.87 to 1.

TRUSTMONT FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

TRUSTMONT FINANCIAL GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital
In Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2006

Reconciliation of Net Capital:

Net capital, per FOCUS Form X-17A-5	$76,567
Audit adjustments:	
Increase in accounts payable and accrued SEP/IRA contribution	(3,476)
Decrease in net commissions receivable	(3,385)
Increase in nonallowable net trails commissions	(1,326)
Adjustment for securities haircuts erroneously added to net capital on FOCUS report	(5,198)
Audited Net Capital	$63,182

Calculation of Net Capital:

Total stockholders' equity		$98,590
Nonallowable assets:		
Petty cash	200	
Net trails commissions	12,258	
Other receivables	7,277	
Income tax credits	3,491	
Prepaid insurance	9,583	(32,809)
Securities haircuts		(2,599)
Audited Net Capital		$63,182

Aggregate Indebtedness:	
Total liabilities	$181,246
Computation of basic net capital requirement:	
Minimum net capital requirement, the greater of $5,000 or 6 2/3% of aggregate indebtedness:	$ 12,084
Net capital in excess of requirement	51,098
Audited Net Capital	$63,182
Ratio of aggregate indebtedness to net capital	2.87 to 1

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Report on Internal Control

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

In planning and performing my audit of the financial statements of Trustmont Financial Group, Inc. (Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities account for customers or perform customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Washington, Pennsylvania
February 26, 2007

END